EXHIBIT 17.2

April 26, 2011

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham MA 02453

Attention: Board of Directors

Re:          Retirement

To the Board of Directors of Steinway Musical Instruments, Inc.:

I would like to inform you that I am retiring from my position as a Director of Steinway Musical Instruments, Inc., with my resignation to be effective immediately upon the execution and delivery of that certain Stock Transfer Agreement by and among ValueAct SmallCap Master Fund, L.P., a Delaware limited partnership (“ValueAct”), Samick Musical Instruments Co Ltd., a Korean corporation (“Samick”), Kyle R. Kirkland (“Kirkland”) and Dana D. Messina (“Messina”), providing for the sale (subject to conditions) of all of the Class A Shares from Kirkland and Messina to ValueAct and Samick.

Thank you for the opportunities for professional and personal development that you have provided me over the years. It has been a great privilege to work with you.  If I can be of any assistance during this transition, please let me know.

Sincerely,

/s/ Rudolph K. Kluiber

Rudolph Kluiber